PROSPECTUS


                            VOICEFLASH NETWORKS, INC.


                        2,300,000 shares of common stock



         This prospectus relates to up to 2,300,000 shares of our common stock which may be offered by certain selling security holders.

         Our common stock is traded on the Nasdaq SmallCap Market under the trading symbol "VFNX". On November 8, 2001, the last sale price for our common stock was $.41.

         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR
INVESTMENT.  SEE "RISK FACTORS" BEGINNING ON PAGE 8.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            The date of this Prospectus is November 21 , 2001


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                                TABLE OF CONTENTS

                                                                            Page

Business....................................................................  3

Risk Factors................................................................  8

Cautionary Statement about Forward-Looking Information...................... 13

Use of Proceeds............................................................. 13

Description of Common Stock................................................. 14

Selling Security Holders.................................................... 14

Plan of Distribution........................................................ 21

Where You Can Find More Information......................................... 22

Legal Matters............................................................... 23

Experts..................................................................... 23



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                                    BUSINESS

Offering summary

         Pursuant to subscription agreements executed August 6, 2001 (the "closing date") we sold two 7% convertible notes due August 6, 2004 and two five year warrants to purchase an aggregate of 150,000 shares of our common stock for an aggregate purchase price of $750,000. The convertible notes and warrants were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The purchasers were accredited investors. The two warrants are exercisable at $1.50 per share.

         In addition, on October 18, 2001 we issued an additional three warrants to purchase an aggregate of 150,000 shares of our common stock exercisable at $.20 per share. These warrants were issued principally in consideration for an extension of time to register shares underlying the notes.

         The holders have the right to convert any outstanding and unpaid principal portion of the note into fully paid and non-assessable shares of our common stock. The conversion price per share shall be the lowest of:

                  (1)      $1.50;

                  (2) 80% of the average of the three lowest closing bid prices for our common stock for 30 trading days prior to, but not including, the conversion date on the Nasdaq SmallCap Market, Nasdaq National Market, American Stock Exchange or New York Stock Exchange (the principal trading exchange or market for our common stock); or

                  (3) if not trading on a principal trading exchange or market, 75% of the average of the three lowest closing bid prices for our common stock for 30 trading days prior to, but not including, the conversion date, on such other principal market or exchange where our common stock is listed or traded.

         The two initial common stock purchase warrants may be exercised for a period of five years any time 150 days after the closing date at an exercise price of $1.50 per share.

         Under the terms of the subscription agreement we are obligated, by November 15, 2001, to file and use our reasonable commercial efforts to cause to be declared effective a registration statement on Form S-3 in order to register the shares of common stock underlying the convertible notes and warrants. We are filing this registration to comply with our obligations under the subscription agreement.

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         The three additional common stock purchase warrants may be exercised for a period of five years any time after October 18, 2001 at an exercise price of $.20.

         The above information is only a summary of the subscription agreement, convertible notes and common stock purchase warrants. The complete text of the subscription agreement, convertible note and common stock purchase warrant have been previously filed with the SEC on Form 8-K Current Report dated August 17, 2001. The complete text of the amendment to the subscription agreement and additional warrants have been previously filed on Form 10-KSB for the year ended July 31, 2001.

Business Summary

         VoiceFlash was organized to design, develop, commercialize and market proprietary products and services that exploit recent advances in speech recognition technologies. We are also developing secured voice enabled applications that can be incorporated with emerging technologies in wireless area networks with particular emphasis on point-of-sale equipment.

         Our initial product was the Virtual Operator(TM) a speech driven auto-attendant and call routing turnkey product. The product is generating only limited sales and we have been unable to successfully create a substantial market for it. This has resulted in significant losses over the past four years.

         Beginning in August 2000, we attempted to reposition our self in the Mobile Commerce (mCommerce) industry by leveraging existing speech application technologies, incorporating emerging wireless technologies (i.e. Bluetooth), and shifting our business model to one focused on developing recurring revenue. We are also seeking to establish distribution capacity for our technologies through a combination with a major distributor of point-of-sale equipment.

         In November 2000, we announced the execution of a Merger Agreement with Bristol Retail Solutions, a distributor of point of sale equipment. We advanced Bristol an aggregate of $1,918,655 for working capital purposes in contemplation of merging two entities.

         Effective June 29, 2001, Bristol merged with our company. In connection with the merger, we changed our name from Registry Magic Incorporated to VoiceFlash Networks, Inc. In addition, we amended our articles of incorporation to increase the number of authorized shares of common stock to 50,000,000 shares and amended our 1999 Stock Option Plan to increase the total number of shares of common stock available under the plan to 5,000,000 shares. Pursuant to the terms of the merger, each outstanding share of Bristol common stock was exchanged for
 .65 a share of VoiceFlash common stock and we assumed each outstanding publicly traded common stock purchase warrant of Bristol to convert into a common stock purchase warrant of VoiceFlash under the same terms and conditions as was applicable to Bristol's publicly traded warrants.

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         On July 7, 2001, our subsidiary, Bristol Retail Solutions, and its four operating subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California (Los Angeles), Case Nos. LA01-30857-VZ, LA01-30872-VZ, LA01-30885-VZ, LA01-30893-VZ and LA01-30895-VZ.

         On August 27, 2001, Bristol's representative appeared before the U.S. Bankruptcy Court and advised the court that Bristol was unable to obtain debtor-in- possession financing. Accordingly, Coast Business Credit, a division of Southern Pacific Bank began a Chapter 11 liquidation of the assets of Bristol. Coast Business Credit is currently disposing its collateral in Bristol. Upon Coast Business Credit's completion of the disposal of its collateral we will voluntarily put Bristol and its subsidiaries in Chapter 7 Bankruptcy.

         On October 19, 2001, we acquired United Capturedyne Technologies, Inc. ("UCT"), a supplier of advance transaction processing and account management software for enterprise retail and service oriented customers. Under the terms of the agreement, UCT shareholders received 1.2 million restricted shares of VoiceFlash common stock.

STRATEGY

         Our overall goal is to exploit our proprietary speech recognition application expertise and combine it in a secured environment with the wireless Internet, mobile commerce, and wireless LANs to move closer to the customer. By broadening the spectrum of our technologies to include Speech Recognition and Verification, WAP, and wireless LANS (primarily Bluetooth), we believe we can take advantage of recent technological developments that are bringing the Internet, databases and LANS to the retail market. We have developed products that integrate Bluetooth technology with point-of-sale terminals. We plan on developing additional products around this platform. Critical to the Company's ability to develop this market is our need to combine technology with distribution capacity.

SALES AND MARKETING

         To date, marketing efforts have been conducted by our personnel and have focused on national and regional distribution companies and OEM telephone switch and voicemail manufacturers.

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         We intend to revamp our sales and marketing approach through our combination with UCT. We intend to avail our self of UCT's sales organization to market our technology and products.

         UCT derives information from point of sale ordering payment capture and historical data. UCT has a series of products, they are:

         Check Max - Check Max is an automatic clearinghouse. UCT is currently providing services to fulfillment centers and mail order companies. The UCT technology facilitates all aspects of the collection and payment process without a physical paper check ever being mailed. By processing check orders electronically, the fulfillment center can fill orders faster, and the immediate debiting of the check or savings account significantly reduces the number of returns for reasons of non- sufficient funds or accounts closed.

         Account Max - Account Max allows businesses to manage any type of customer file. Property management companies and leasing companies can utilize the Account Max software to manage their customer base, provide frequent shopping programs, fleet cards, electronic gift certificates, effect payments and facilitate collection activity where necessary. The Account Max product has not been actively marketed today.

         Trans Max - Trans Max is a software switching program that allows companies to accept credit card payment with a point of sale terminal and track all credit card activity related to each customer account. This product has not yet been marketed.

         Inter Max - Inter Max is a complete Internet billing service. This program provides the ability to accept any method of payment for monthly service access to the Internet. This product has not yet been marketed.

         SHARON - Shared on-line Rental Network - This program allows companies to use car rental companies, airline and baggage departments to access the negative file of an individual.

SUPPLIERS AND LICENSORS

         VoiceFlash's proprietary software incorporates core speech engine technology developed by others for which we have has obtained licenses.

         Our software products are designed to be used with personal computers, specifically Intel(R) Pentium processors. Standard telephone interface cards are also required for certain of the turnkey hardware products if these products communicate via the telephone. Our telephony products currently require telephone interface cards manufactured by Dialogic of Parsippany, New Jersey, however there are a number of other manufacturers, including Natural Microsystems, Rhetoric, and NewVoice from

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which VoiceFlash may purchase cards on similar terms and conditions. Certain of
VoiceFlash's products also rely on special processing boards that are manufactured by Dialogic as well. The loss of Dialogic as a source for these cards could have a material adverse impact on VoiceFlash, since we might not be able to offer all the features of a particular application if we were required to rely on other suppliers.

         VoiceFlash's personal computer desktop software products require high quality sound cards shipped with most PCs today, as well as high quality noise-canceling microphones available from a number of suppliers including Andrea Electronics. Our telephone based products are designed to be used with Microsoft(R) Windows. Additionally, toolkits (i.e. collections of programs that facilitate the creation of applications software) from engine providers enable us to exploit speech recognition engine technologies developed by different vendors. Typically, we select engine toolkits and speech recognition engine technology manufactured by the same entity. Alternatively, we select a programming toolkit to complement a specific application based on the toolkit that produces the fastest results in a high quality manner and yields efficiencies in hardware requirements.

PROPRIETARY RIGHTS

         We consider our software and applications as proprietary and currently rely on a combination of copyright, trade secret and trademark laws and license agreements to protect our intellectual property rights. We also have entered and will enter into license agreements with end-users of the products and applications, and have required all employees to enter into confidentiality and non-disclosure agreements. Despite these precautions, it may be possible for unauthorized third parties to copy aspects of VoiceFlash's products or to obtain and use information that we regard as proprietary.

COMPETITION

         The markets in which we operate are characterized by intense competition. Our products will compete with many well-established companies including IBM, AT&T, Digital Equipment, Lucent, Nortel and Unisys. UCT's competition includes companies such as Global E Telecom, ACH Direct and ACH Processing Co. These companies have substantially greater financial, technical, personnel and other resources than VoiceFlash and UCT and have established reputations for success in the development, licensing and sale of their products and technology, especially the larger organizations. Several of these competitors have the financial resources necessary to enable them to withstand substantial price competition or downturns in their markets. In addition, certain companies may be expected to develop technologies or products that may be functionally similar to some or all of those we are developing.

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EMPLOYEES

         VoiceFlash, as of July 31, 2000, has 10 full-time employees. Of such employees, 2 persons are in management and finance; 2 persons are engaged in sales and marketing; 2 persons are engaged in development; 3 are in product support, and 1 person is in administration. No employee is covered by a collective bargaining agreement or is represented by a labor union. We consider employee relations to be good. UCT has 14 employees, 2 of whom are in management, 2 of whom are in finance, 3 of whom are in sales and marketing and 7 of whom are in administration.

         Our executive offices are located at 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487. Our telephone number at that location is (561) 394-3223.

                                  RISK FACTORS

         Before you invest in our securities, you should be aware that there are various risks. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. You should consider carefully these risk factors, together with all of the other information included in or incorporated by reference into this prospectus before you decide to purchase our securities. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

The outcome of Bristol's bankruptcy could adversely effect our operations and financial condition.

         Bristol is currently in Chapter 11 bankruptcy. Bristol has been unable to obtain debtor in possession financing from a new lender and generate sufficient cash from operations. We wrote-off $1,971,655 advanced to Bristol as a result of the Bristol Bankruptcy. The proceedings will be converted to a Chapter 7 liquidation proceeding.

We have continued operating losses which may result in significant liquidity and cash flow problems.

         We have received only limited revenues since inception in October 1995 through July 31, 2001. Total revenues for the year ended July 31, 2000 and year ended July 31, 2001 were $952,994 and $178,572 respectively.

         From inception through July 2001, we have incurred cumulative losses of $29,297,489 and losses may continue through the fiscal year ending July 31, 2002. We expect to incur expenditures in connection with the development and marketing of speech recognition and wireless applications and UCT operations which will likely result in losses until such time, if ever, as we are able to obtain sufficient contracts for speech

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recognition products and wireless applications and services which will generate adequate sources of revenue to support operations.

Our financial statements have been prepared assuming that we will continue as a going concern.

         The auditor's report on VoiceFlash's 2001 financial statements states that "the Company has suffered recurring losses from operations, has a cash deficiency from operations and is experiencing operating losses that raise substantial doubt about its ability to continue as a going concern." We continue to explore the possibility of raising funds through available sources which include equity and debt markets.

Since we have changed our business strategy through the acquisition of UCT, we may not be able to successfully manage its new business operations.

         Prior to our acquisition of UCT, we had no experience as a supplier of advance transaction processing and account management software for enterprise retail and service oriented customers. We will incur significant operating expenses arising from the development and expansion of new operations.

We have significant future capital requirements and need additional financing.

         In the future, and apart from immediate needs for capital resources, we will continue to have significant capital requirements due to the substantial costs associated with product development and refinement, recruitment of skilled personnel and the marketing of innovative speech recognition and business application products and related services. Cash requirements for the purpose of developing products and services have been substantial and, as a result, we have been dependent upon capital resources provided by investors in order to finance operations.

         We have no current arrangements with respect to, or potential sources of, additional financing and do not anticipate that existing shareholders will satisfy any portion of our future financing requirements. If we are unable to obtain additional financing when needed, this would have a material adverse effect on our business, including the curtailment of product and service development, marketing and expansion activities.

If we are unable to raise additional capital as needed, the future growth of our business and operations would be severely limited.

         Historically, operations have been financed primarily through the issuance of equity. Our growth strategy requires substantial capital investment. Capital is typically needed not only for the acquisition of additional companies, but also for the effective integration, operation and expansion of these businesses. Capital is also necessary for

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the production and marketing of newly acquired UCT operations. Future capital requirements, however, depend on a number of factors, including our ability to grow revenues and manage our business.

         If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of VoiceFlash held by existing shareholders will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing operations can be obtained on suitable terms, if at all.

We do not meet required NASDAQ continued listing requirements and therefore our securities are subject to possible delisting from NASDAQ.

         Our common stock is listed on the Nasdaq SmallCap Market. In order to continue to be listed on Nasdaq, however, we must maintain: (i) at least $2,500,000 in equity or $500,000 in net income in the latest fiscal year or in two of the last three years or $35,000,000 in market capitalization, (ii) a public float of at least 500,000 shares, (iii) a $1,000,000 market value of public float, (iv) a minimum bid price of $1.00 per share, (v) at least two market makers, (vi) at least 300 shareholders and (vii) at least two outside directors. Currently we do not meet these maintenance standards. We did not meet all these criteria as of the date of this registration statement. The failure to meet this maintenance criteria may result in the delisting of VoiceFlash's securities from Nasdaq, and VoiceFlash's common stock would thereafter be traded in the over-the- counter market. As a result of such delisting, an investor could find it more difficult to dispose of or to obtain accurate quotations as to the market value of our common stock.

We may have difficulties in obtaining and maintaining proprietary rights.

         Our success depends upon proprietary applications software technology which may be difficult to obtain and protect. We currently rely on a combination of contractual rights, trade secrets, know-how, trademarks, non-disclosure agreements and technical knowledge to establish and protect proprietary rights. The measures taken to protect proprietary rights may not be adequate to prevent misappropriation of the technology or independent development by others of products with features based upon, or otherwise similar to, our products. In the case of proprietary infringement, we could, under certain circumstances, be required to modify its products or obtain licenses, which could require cash or other consideration. We may not have the resources to defend or prosecute a patent infringement or other proprietary rights infringement action.

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The conversion of notes and exercise of warrants will be dilutive to our existing stockholders.

         We have included up to 2,300,000 shares of our common stock ^issuable upon conversion of notes ^and exercise of warrants in this prospectus which means that when the note is converted or warrant is exercised, the holder may resell the common stock received in the public market. The conversion or exercise may materially adversely affect the market price of our common stock and will have a dilutive effect on our existing stockholders.

The number of shares of common stock issuable upon conversion of the notes described in this registration statement will increase as the market price of our common stock decreases.

         We have an aggregate of $750,000 principal amount of 7% convertible notes outstanding as of the date of this prospectus. The notes which are convertible, in whole or in part, at the option of the holders into shares of our common stock at a conversion price equal to the lesser of:

                  (1)      $1.50;

                  (2) 80% of the average of the three lowest closing bid prices for our common stock for 30 trading days prior to, but not including, the conversion date on the Nasdaq SmallCap Market, Nasdaq National Market, American Stock Exchange or New York Stock Exchange (the principal trading exchange or market for our common stock); or

                  (3) if not trading on a principal trading exchange or market, 75% of the average of the three lowest closing bid prices for our common stock for 30 trading days prior to, but not including, the conversion date, on such other principal market or exchange where our common stock is listed or traded.

         The terms of the notes and warrants provide that the number of shares of common stock into which they are convertible or exercisable, when added together with all other shares of our common stock beneficially owned by the holder and its affiliates, cannot exceed 9.9% of our total issued and outstanding common shares at any one time. This 9.9% limitation, however, does not prevent the note and warrant holders from continually liquidating shares of our common stock owned by them in order to convert or exercise all of the notes or warrants into shares of our common stock, subject to the terms of the notes and warrants.

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If the selling security holders all elect to sell their shares of our common stock at the same time, the market price of our shares may decrease.

         It is possible that the selling security holders will offer all of the shares for sale. Further, because it is possible that a significant number of shares could be sold at the same time hereunder, the sales, or the possibility thereof, may have a depressive effect on the market price of our common stock.

The variable conversion price formula for the notes could negatively affect the market price of our common.

         The following are special risks which result from the variable conversion price formula of the notes:

         * Reduction in stock price. The conversion price of the notes is variable based on the future trading prices of our common stock, with a current ceiling conversion price of $1.50 per share. As a result of the market-related conversion price, the number of shares of common stock issuable upon conversion of the notes will be inversely proportionate the market price of the common stock at the dates upon which the conversion price may be determined.

         * Effect of short sales by third parties. As a result of the market-related conversion price of the notes, third parties may take significant short positions in our common stock. If this occurs, these short positions may have the effect of depressing the trading price of our common stock which would result in additional dilutive issuance of stock upon the conversion of the notes. In addition, other selling security holders may take short positions in our common stock which while not effecting the exercise price of the underlying warrants or options held by these selling security holders, could have the effect of depressing its trading value and therefore result in additional dilutive issuance of stock upon the conversion of the notes.

         * Effect of additional shares in market. To the extent that holder of the notes converts a portion of the notes and then sell its common stock in the open market, our common stock price may decrease due to the additional shares in the market, possibly allowing the holder to convert the remaining notes into greater amounts of common stock, further depressing the stock price.

Provisions of our articles of incorporation and bylaws may delay or prevent a take-over which may not be in the best interests of our shareholders.

         Provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt. In addition, certain provisions of the Florida Business Corporation Act

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also may be deemed to have certain anti-takeover effects which include that control of shares acquired in excess of certain specified thresholds will not possess any voting rights unless these voting rights are approved by a majority of a corporation's disinterested shareholders.

         In addition, our articles of incorporation authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors, of which 500,000 shares are currently issued and outstanding. Our board of directors may, without shareholder approval, issue preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION

         Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in or incorporated by reference into this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus or incorporated herein, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                 USE OF PROCEEDS

         We will receive up to an additional $255,000 in gross proceeds from the exercise of outstanding warrants. We presently intend to use these proceeds for general working capital.

         The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances that any of the outstanding warrants will be exercised. Pending utilization of the proceeds as described above, the net proceeds of the offering will be deposited in interest bearing accounts or invested in money market instruments, government obligations, certificates of deposits or similar short-term investment grade interest bearing investments.

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                           DESCRIPTION OF COMMON STOCK

         We are authorized to issue 50,000,000 shares of common stock, par value $.001. 14,038,604 shares are issued and outstanding as of the date of this prospectus. The outstanding shares of common stock are fully paid and non-assessable. The holders of common stock are entitled to one vote per share for the election of directors and with respect to all other matters submitted to a vote of shareholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in such event, the holders of the remaining shares so voting will not be able to elect any directors.

         Upon any liquidation, dissolution or winding-up, our assets, after the payment of our debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of our common stock. The holders of our common stock do not have preemptive or conversion rights to subscribe for any of our securities and have no right to require us to redeem or purchase their shares. The holders of our shares of common stock are entitled to share equally in dividends if, as and when declared by our board of directors, out of funds legally available therefor, subject to the priorities accorded any class of preferred stock which may be issued. Our consolidation or merger, or a sale, transfer or lease of all or substantially all of our assets, which does not involve distribution by us of cash or other property to the holders of our shares of common stock, will not be a liquidation, dissolution or winding up of VoiceFlash.

                            SELLING SECURITY HOLDERS

         Under a subscription agreement dated August 6, 2001 ("closing date") we sold two 7% convertible notes due August 6, 2004 and two five year warrants to purchase an aggregate of 150,000 shares of our common stock for an aggregate purchase price of $750,000. The purchasers were Alpha Capital Aktiengesellschaft, a Liechtenstein corporation ($525,000), and Stonestreet Limited Partnership, a Canadian limited partnership ($225,000). The convertible notes and warrants were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D. The purchasers were accredited investors. The five year warrant is exercisable at $1.50 per share which was approximately 166% of the closing price of our common stock on August 6, 2001.

         Until the convertible note is fully paid, the note holder has the right to convert any outstanding and unpaid principal portion of the note into fully paid and non-assessable

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shares of common stock of VoiceFlash.  The conversion price per share will be the lowest of:

         a.       $1.50;

         b. 80% of the average of the three lowest closing bid prices for VoiceFlash's common stock for 30 trading days prior to, but not including, the conversion date on the Nasdaq SmallCap Market, Nasdaq National Market, American Stock Exchange or New York Stock Exchange (the principal trading exchange or market for VoiceFlash's common stock); or

         c. if not trading on a principal trading exchange or market, 75% of the average of the three lowest closing bid prices for the common stock for 30 trading days prior to, but not including, the conversion date, on such other principal market or exchange where the common stock is listed or traded.

         The common stock purchase warrants may be exercised until August 6, 2006, any time 150 days after August 6, 2001 at an exercise price of $1.50 per share.

         In addition, on October 18, 2001 we issued an additional three five year warrants to purchase an aggregate of 150,000 shares of our common stock exercisable at $.20 per share. These warrants were issued principally in consideration for an extension of time to register shares underlying the notes.

         The holders are not entitled to convert notes or exercise the warrants that would result in beneficial ownership by the holder and its affiliates of more than 9.99% of our outstanding shares of common stock. Subject to the foregoing, the holder shall not be limited to aggregate exercises which would result in the issuance of more than 9.99% of our outstanding shares of common stock.

         We are obligated by November 15, 2001, to file and use our reasonable commercial efforts to cause to be declared effective this registration statement on Form S-3 by February 6, 2002 in order to register the shares of common stock underlying the convertible notes and warrants.

         In the event that we are prohibited from issuing the securities (excluding failure of shareholder approval to issue the underlying shares of common stock), or we fail to timely deliver securities, the holders are entitled to mandatory redemption of their securities. Under mandatory redemption, we must pay to the note holders a sum of money determined by (1) multiplying up to the outstanding principal amount of the notes designated by the holder by 130%, or
(2) multiplying the number of shares
otherwise deliverable upon conversion of an amount of note and/or interest at the then conversion price that would be in effect on the deemed conversion date by the highest closing price of our common stock on the principal market from the deemed conversion date prior to the receipt of the mandatory redemption payment, whichever is greater, together with accrued but unpaid interest. The mandatory redemption payment is 100% of the principal amount of the notes designated by the holder together with accrued but unpaid interest if the event giving rise to the mandatory redemption payment is a consequence exclusively of our failure to obtain the approval of our shareholders as required by Nasdaq rules and regulations.

         We have the option of redeeming any portion of the outstanding notes by paying to the holders a sum of money equal to 120% of the principal amount of the note, together with accrued but unpaid interest and any and all other sums due arising under the subscription agreement, note or any other document in connection with the transaction. If the notes are redeemed under the optional redemption provision, we must deliver one common stock purchase warrant for each $3.00 of redemption amount. The warrant received will have a purchase price per share of common stock of 120% of the closing bid price of our common stock on the optional redemption date. The holder of these warrants will also have piggyback registration rights.

         Pursuant to the subscription agreement and except for the following transactions:

         (1) issuance of stock or stock options granted to our employees or directors under a stock option plan approved by our directors or shareholders;

         (2) non-financing equity or debt issued to a seller in connection with an acquisition of a business or asset;

         (3) issuance of stock in connection with the establishment of a joint venture, partnership or licensing arrangement;

         (4) issuance of common stock (provided the issue price of such common stock is not less than 70% of the closing price of the common stock on the subscription date and issue date of the common stock);

         We are prohibited from issuing any equity, convertible debt or other securities within 270 days from the effectiveness of this registration statement covering the holders' common stock without prior written consent of the holders of a majority of the principal amount of the outstanding notes. In addition, we may not file with the SEC before August 6, 2003 any registration statement that would register any shares of our common stock for sale by VoiceFlash or for resale by selling shareholders unless the stock is issued in connection with the above exceptions or by prior written consent of a majority of the note holders. We are also limited until August 6, 2003 from entering into an equity line of credit agreement or register for sale on a shelf registration or other registration statement any common stock issued, to be issued or issuable upon conversion of any convertible instrument unless we receive the consent of the holders of a majority of the principal amount of the outstanding notes.

         The above information is only a summary of the material terms of the subscription agreement, convertible notes and common stock purchase warrants. The complete text of the subscription agreement, convertible note and common stock purchase warrant are included in the VoiceFlash Current Report on Form 8-K filed on August 17, 2001. The complete text of the amendment to the subscription agreement and additional warrants are included in the VioceFlash 10-KSB for the year ended July 31, 2001.

         Under the terms of the subscription agreement, we are obligated to prepare and file this registration statement on Form S-3 registering the number of shares equal to 200% of the shares of common stock underlying the convertible notes issuable at the conversion price that is in effect on the date of this registration statement. Under the terms of the amendment to the subscription agreement we intend to file this registration statement before November 15, 2001. We also agreed to use our best efforts to have this registration statement declared effective by February 6, 2002. If this registration statement is not declared effective by the applicable date, the holders will be entitled to a fee of 1% per month for the first 30 days and 2% per month of the principal of the notes until the registration statement is effective, in the form of cash or applicable conversion price.

         Rule 4460(i)(1)(D) of The Nasdaq Stock Market, Inc. Nasdaq Marketplace Rules requires certain companies whose securities are traded on the Nasdaq SmallCap Market (such as our common stock) to obtain shareholder approval prior to issuing common stock (or shares convertible into common stock) in a transaction other than a public offering at a price less than the market value of the common stock when the amount of common stock to be issued (or issuable upon conversion) is or will be greater than 19.9% of the common stock or voting power of the company outstanding prior to issuance. No shareholder approval was required for the sale of the 7% convertible notes. Under the terms of the subscription agreement, the convertible note holders are entitled to convert any outstanding and unpaid principal portion of the notes into a total number of our shares of our common stock, based upon the conversion price then applicable.

         If, at the time of such conversion the note holders would be entitled to receive more than the 2,566,437 shares of our common stock based upon the then conversion price, which number of shares presently represents approximately 19.99% of our presently issued and outstanding common stock, and if we have not obtained shareholder approval for this proposal, the converting note holders are entitled to a mandatory redemption payment of 100% of the principal amount of the holder's note together with accrued, but unpaid interest.

         The ultimate number of shares of our common stock into which the currently outstanding 7% convertible notes are convertible is unknown at this time. However, assuming November 5, 2001 was the conversion date of the notes: based upon (1) the conversion price of $.323 per share which represents 80% of the average of the three lowest closing bid prices ($.32, $.44 and $.45) for our common stock for the 30 days prior to the closing date (our common stock was trading at $.45 on November 5, 2001) and (2) assuming the conversion of the total $750,000 principal amount of convertible notes, we would issue 2,321,981 shares of common stock to the note holders. The 2,321,981 shares of common stock issuable upon the conversion of the notes would represent approximately 18.7% of our currently issued and outstanding common stock, or approximately 15.7% of our issued and outstanding common stock, giving pro forma effect to the issuance.

         The issuance of our common stock upon conversion of the notes and exercise of warrants will cause dilution in our current stockholders' ownership interests. The following table summarizes the potential dilutive effect, for percentage of ownership purposes, on our stockholders if the note holders elect to convert all $750,000 principal amount of outstanding 7% convertible notes using the hypothetical conversion ratio above and exercise all 300,000 shares of our common stock underlying the warrants.

         Issued and outstanding shares prior to conversion of
         principal amount of the notes and exercise of warrants       14,038,604

         New shares of common stock to be issued
         upon conversion of notes                                      2,321,981

         New shares of common stock to be issued
         upon exercise of warrants                                       300,000
                                                                     -----------
         Total new shares issuable                                     2,621,981

         As adjusted total issued and outstanding shares              16,660,585

         Ownership percentage of existing shareholders                       84%

         Ownership percentage of converting note holders
         and warrant holders                                                 16%

         Any future issuance of additional stock could also have the effect of diluting any earnings per share we may report in the future, together with the book value per share of outstanding shares of our common stock.

         Because the number of shares of our common stock owned at any one time by convertible note holders cannot, by the terms of the subscription agreement, exceed 9.9% of our then issued and outstanding common shares, it is also likely that the note holders will be required to dispose of the shares of our common stock owned by them from time to time, including in open market transaction, to remain under this threshold which could adversely affect the market price of our common stock.

         As discussed above, the 7% convertible notes are convertible into shares of our common stock at a price less than the market value of our common stock on the date of conversion. As a result of this conversion at a discount to market, any sales by the converting note holders may cause a decline in the trading price of our common stock when these additional shares are resold into the public market. Any possible decrease in the market price of our common stock will adversely affect the value of the shares held by our current shareholders.

         The amount of shares and percentage of common stock ultimately issuable upon conversion of the $750,000 principal amount of the 7% convertible notes may increase or decrease substantially, depending on changes in the closing bid price of our common stock and other anti-dilutive provisions contained in the convertible debentures. In addition, if we exercise our rights described above to sell the convertible debenture holders additional convertible debentures, the ultimate number of shares of our common stock into which these additional convertible debentures would be convertible is unknown at this time.

         This prospectus relates to periodic offers and sales of up to 2,300,000 shares of common stock by the selling security holders listed and described below and their pledgees, donees and other successors in interest. The following table sets forth:

         o  the name of each selling security holder,
         o the number of shares owned based on the conversion table on page 20, and
         o the number of shares being registered for resale by each selling security holder based on the conversion table on page 20.

         We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will, if applicable, exercise the options described below, and sell all of the shares owned by them which are being offered hereby, but will not sell any other shares of our common stock that they presently own. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon the information contained in a record list of our shareholders at November 5, 2001.


                                       Number of           Shares to        Shares to be owned
Name of selling security holder       shares owned         be offered         after offering
--------------------------------     ---------------     ---------------    ------------------
Alpha Capital Aktiengesellschaft     1,825,387(1)(3)     1,600,000(3)(6)         225,387
Stone Street Limited Partnership       781,594(2)(4)       685,000(5)(6)          96,594
Gem Studio, Inc.                           15,000(5)        15,000                     0

     Total number of shares registered                   2,300,000


(1) Includes 1,625,387 shares of common stock issuable upon conversion of a $525,000 convertible note.

(2) Includes 696,594 shares of common stock issuable upon conversion of a $225,000 convertible note.

(3) Includes 105,000 shares of common stock underlying common stock purchase warrant exercisable at $1.50 per share and 95,000 shares of common stock underlying common stock purchase warrants exercisable at $.20 per share.

(4) Includes 45,000 shares of common stock underlying common stock purchase warrant exercisable at $1.50 per share and 40,000 shares of common stock underlying common stock purchase warrants exercisable at $.20 per share.

(5) Includes 15,000 shares of common stock underlying common stock purchase warrants exercisable at $.20 per share.

(6) We have agreed to register up to 2,000,000 shares of our common stock underlying convertible notes. The conversion ratio as of November 5, 2001 exceeds the number of shares we are registering.

         None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, other than as described previously in this section.

         We have agreed to pay the full costs and expenses in connection with the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

                              PLAN OF DISTRIBUTION

         The shares offered hereby by the selling security holders may be sold from time to time by the selling security holders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market including the Nasdaq SmallCap Market of The Nasdaq Stock Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

         - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker or dealer as principal and resale by a broker or dealer for its account under this prospectus;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         - face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. These broker-dealers and agents and any other participating broker- dealers, or agents may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 might be sold under Rule 144 rather than under this prospectus.

         In connection with distributions of the shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell shares short and deliver the shares to close out the positions. The selling security holders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling security holders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

         Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

         We have advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with an at the market offering such as this offering. All of the foregoing may affect the marketability of our common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3. This prospectus is part of the registration statement. It does not contain all of the information set forth in the registration statement. For further information about VoiceFlash and its common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, each of you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC as discussed below.

         We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., and at its offices in New York, New York and Chicago, Illinois. Please call the SEC at

1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, any of such documents filed since the date this registration statement was filed and any future filings with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed.

         o our annual report on Form 10-KSB for the fiscal year ended July 31, 2001

         You may request a copy of these filings, at no cost, by writing or calling us at the following address and telephone number:

         Corporate Secretary
         VoiceFlash Networks, Inc.
         6401 Congress Avenue, Suite 250
         Boca Raton, Florida 33487
         561-994-3223

                                  LEGAL MATTERS

         The validity of the issuance of the securities offered hereby will be passed upon for us by Atlas Pearlman, P.A., Fort Lauderdale, Florida.

                                     EXPERTS

         The consolidated financial statements of VoiceFlash Networks, Inc. and subsidiaries as of and for the years ended July 31, 2001 and 2000 incorporated by reference in this prospectus have been audited by Feldman Sherb & Co., P.C., independent certified public accountants as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said report. This report contains an explanatory paragraph on our ability to continue as a going concern.

                                2,300,000 Shares

                            VOICEFLASH NETWORKS, INC.

                                  Common Stock

                                November 21, 2001